UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

August 12, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1934

Chelsea Therapeutics International, Ltd.
File No. 000-51462 - CF# 21754

Chelsea Therapeutics International, Ltd. (formerly Ivory Capital Corporation) submitted an application for an extension under rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 8-K filed on February 16, 2005.

Based on representations by Chelsea Therapeutics International, Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1 through March 24, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel